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SEC FILE NUMBER
8-70654

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 12/27/2021 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ELEQUIN SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1359 BROADWAY, SUITE 1140
(No. and Street)

NEW YORK	NY	10018
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michele Silvestro	(212) 668 8700	msilvestro@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MICHAEL COGLIANESE CPA, P.C.
(Name – if individual, state last, first, and middle name)

125 E. LAKE STREET, STE 303	BLOOMINGDALE	IL	60108
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Gutierrez, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Elequin Securities LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO/CCO

[signature]
Notary Public

MARY JANE FARRELL
Notary Public - State of New York
NO. 01FA6307534
Qualified in New York County
My Commission Expires Jul 7, 2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Elequin Securities LLC

Report on Audit of Statement of Financial Condition

As of and for the period from December 27, 2021 to December 31, 2022

Contents

Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Financial Statement	3 - 9

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of Elequin Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Elequin Securities LLC as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Elequin Securities LLC as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Elequin Securities LLC's management. Our responsibility is to express an opinion on Elequin Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Elequin Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Elequin Securities LLC's auditor since 2022.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 28, 2023

Elequin Securities LLC

Statement of Financial Condition
December 31, 2022

ASSETS		
Cash	$	155,607
Securities owned, at fair value		394,974,442
Dividend Receivable		1,567,101
Interest Receivable		714,112
Prepaid expenses and other assets		108,623
TOTAL ASSETS	$	397,519,885
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Securities sold, not yet purchased	$	286,023,941
Due to clearing broker, securities accounts		12,053,216
Interest Payable		551,624
Accounts payable and accrued expenses		386,166
Dividend Payable		139,869
Unrealized loss on open futures contracts		127
Accrued bonus		1,502,500
TOTAL LIABILITIES		300,657,443
Member's Equity		96,862,442
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	397,519,885

See accompanying notes to financial statement

Notes to Financial Statement
As of and for the period from December 27, 2021 to December 31, 2022

1. Organization and Nature of Business
Elequin Securities, LLC ("Company"), a Delaware limited liability company wholly-owned by Elequin Holdings LLC ("Parent"), is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Chicago Board Options Exchange ("CBOE"). The Company commenced operations on December 27, 2021. The Company is engaged in proprietary trading and making markets in various types of securities. Equity securities, inclusive of ETFs, are traded on the CBOE exchange. The Company also takes hedge positions in futures, options, and swaps.

The Company does not hold funds or securities for customers and does not carry accounts for customers.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash and Cash Equivalents
The Company maintains its cash balance at a financial institution. At times, the amount on deposit at this institution may exceed the maximum balance insured by the Federal Deposit Insurance Corporation.

The Company's cash is held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

Furniture and Equipment
The Company, under its capitalization policy, evaluates the materiality of furniture and equipment when purchased. All items deemed to be immaterial are expensed when purchased. The Company did not purchase any additional fixed asets during the fiscal period.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company is a single member limited liability company disregarded for income tax purposes. The Parent is individually responsible for income taxes that result from the Company's operations. Therefore, no provision for federal, state, or local income taxes is included in the accompanying financial statements.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment Is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the Statement of Operations.

Management is responsible for determining whether a tax position taken by the Company is more likely than not to be sustained on the merits. The Company has not recognized in these financial statements any interest or penalties related to income taxes, and have no material unrecognized tax benefits.

Revenue Recognition - ASC 606

The Company recognizes income from trading activities on a trade date basis, and unrealized gains and losses are reflected in revenues. For the period ended December 31, 2022, losses from trading activities incurred by the Company amounted to ($10,954,158)

Interest income and expense and stock rebates are accounted for on the accrual basis. Dividend income and expense is accounted for as of ex-dividend date.

3. Fair Value

The fair value of the Company's assets and liabilities which qualify as financial instruments in accordance with US GAAP approximate the carrying amounts presented in the Statement of Financial Condition.

The Company carries its securities owned and sold short at fair value. US GAAP establishes a hierarchy for inputs used in measuring Fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are inputs that market participants would use in pricing the investment based on available market data. Unobservable inputs are inputs that reflect the Company's assumptions about the facts market participants would use in valuing the investment based on the best information in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follow:

Level 1) Valuations based on unadjusted quoted priced in active markets for identical investments.

Level 2) Valuations based on (a) quoted prices in markets that are not active; (b) quoted prices for similar investments in active markets; (c) inputs other than quoted prices that are observable or inputs derived from or corroborated by observable market data correlation or otherwise.

Level 3) Valuations based on inputs that are unobservable, supported by little or no market activity, and significant to the overall fair value measurement.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

3. Fair Value (continued)

The availability of observable inputs can vary from financial instrument to financial instrument and is affected by a wide variety of factors, including, for example the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets, and other characteristic's particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the management in determining fair value is greatest for instruments categorized in Level 3.

The fair value of the Company's assets and liabilities which qualify as financial instruments in accordance with US GAAP approximate the carrying amounts presented in the Statement of Financial Condition, due to their short term nature.

Fair values for exchange traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over the counter derivative financial instruments, principally forwards, options, and swaps, are based on pricing models as no quoted market prices exist for such instruments.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Investments in Securities

The Company values investments in securities that are freely tradeable and are listed on a national securities exchange at their last sales price as of the date of determination. ETFs that are freely tradeable and are listed on a national stock exchange are included in securities, at fair value, and securities sold not yet purchased for fair value hierarchy presentation.

To the extent securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy, otherwise the securities are categorized as level 2.

Options Contracts

The fair value of options which are listed on major securities exchanges are valued at the midpoint of the bid/ask spread at the close of business. To the extent options are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy, otherwise the options are categorized as level 2.

Future Contracts

Gains and losses from futures contracts are included in commodities trading revenue in the Statement of operations. Futures contracts include futures related to foreign currencies and equity prices.

Futures contracts traded on an exchange or board of trade will be valued at the official daily settlement price on such exchange or board of trade.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into US dollar amounts at the period end exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, and income and expenses, are translated into US dollars on the transaction date. Adjustments arising from foreign current transactions are reflected in the Statement of Operations.

Translation of Foreign Currency (continued)
The Company does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of investments held. Such fluctuations are included in trading revenue in the Statement of Operations.

4. Related Party Transactions

Amounts Due to Parent Company
As of December 31, 2022, the Company had $1,768,399 due to the Parent which is included in accounts payable and accrued expenses as well as the accrued bonus on the accompanying statement of financial condition.

5. Financial Instruments and Risk

In the normal course of its business, the Company trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, currency risk, and credit risk and other risks can equal or exceed the related amounts recorded. The success of any investment activity is influenced by general economic conditions that may affect the level and volatility of equity, futures, and options prices and the extent and timing of investor participation in these markets.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments resulting from market fluctuations.

Currency risk is the risk that the fair value of an investment will fluctuate because of changes in foreign exchange rates. Investments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short term interest rates, differences in relative values of similar assets in different currencies, long term opportunities for investment and capital appreciation and political developments.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its investments, the Company is subject to credit risk to the extent a custodian or broker with whom it conducts business in unable to fulfill contractual obligations.

Liquidity risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its investments, the Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

Short selling, or the sale of securities not owned by the Company, expose the Company to the risk of loss in an amount greater than the initial proceeds, and such losses can increase rapidly and in the case of equities, without effective limit. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a “short squeeze” can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

5. Financial Instruments and Risk (continued)
Borrowings are usually from securities brokers and dealers and are typically secured by the Company's securities and other assets. Under certain circumstances, such a broker-dealer may demand an increase in the collateral that secures the Company's obligations and if the Company is unable to provide additional collateral, the broker-dealer could liquidate assets held in the account to satisfy the Company's obligations to the broker-dealer. Liquidation in that manner could have adverse consequences. In addition, the amount of the Company's borrowings and the interest rates on those borrowings, which will fluctuate, could have a significant effect on the Company's profitability.

While the use of certain forms of leverage, including margin borrowings, can substantially improve the return on invested capital, such use may also increase the adverse impact to which the portfolio of the Company may be subject.

The Company may purchase and sell options on securities and currencies on national and international exchanges. Exchange traded options are generally closed by cash settlement, expiration, or a closing transaction. In entering into a closing transaction, the Company may be subject to the risk of loss to the extent that the premium paid exceeds the premium received in the closing transaction. In addition, the correlation between option prices and the prices of underlying securities may be imperfect and the market for any particular option may be illiquid at a particular time.

The Company invests in futures. Substantially all trading in futures has as its basis a contract to purchase or sell a specified quantity of a particular asset for delivery at a specified time, although certain financial instruments, such as market index futures contracts, may be settled only in cash based on the value of the underlying composite index. Futures trading involves trading in contracts for future delivery of standardized, rather than specific, lots of particular assets.

Futures prices are highly volatile. Price movements for the futures contracts which the Company may trade are influenced by, among other things, changing supply and demand relationships, government, trade, fiscal, and economic events, and changes in interest rates. Governments from time to time intervene, directly and by regulation, in certain markets, often with the intent to influence prices directly.

The open positions must be "marked to market" daily, requiring additional margin deposits if the position reflects a loss that reduces the Company's equity below the level required to be maintained and permitting release of a portion of the deposit if the position reflects a gain that results in excess margin equity.

Derivative Contracts
In the normal course of business, the Company utilizes derivative contracts in connection with its trading activities. Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company's derivative activities and exposure to derivative contracts are classified by the following primary underlying risks: foreign currency exchange rate risk and equity price fluctuation risk.

Options
The Company is subject to equity risk in the normal course of pursuing its investment objectives. The Company may enter into options to speculate on the price movements of the financial instrument, commodity, or currency underlying the option, or for use as an economic hedge against certain positions held by the Company. Options purchased give the Company the right, but not the obligation, to buy or sell with a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

Options written obligate the Company to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices. When the Company writes an option, an amount equal to the premium received by the Company is recorded as a liability and is subsequently adjusted to the current fair value of the option written. Options written by the Company may expose the Company to market risk of an unfavorable change in the financial instrument underlying the written option.

Futures
The Company is subject to equity price and foreign currency exchange rate risk in the normal course of pursuing its investment objectives. The Company may use futures contracts to gain exposure to, or hedge against, changes in the fair value of equities and ETFS, or other futures contracts. A futures contract represents a commitment for the future purchase or sale of an asset at a specified price on a specified date.

The purchase and sale of futures contracts requires margin deposits. Subsequent payments (variation margin) are made or received by the Company each day, depending on the daily fluctuations in the value of the contract, which are recorded as unrealized gains or losses by the Company at December 31, 2022.

Swaps
The Company may enter into various swap contracts (or swaps), including equity swaps as part of its investment strategies, to hedge against unfavorable changes in the value of investments. Generally, a swap contract is an agreement that obligates two parties to exchange a series of cash flows at specified intervals based upon or calculated by reference to changes in specified prices or rates for a specified notional amount of the underlying assets. The payment flows are usually netted against each other, with the difference being paid by one party to the other.

During the term of the swap contract, changes in value are recognized as unrealized gains or losses by marking the contracts at fair value. Additionally, the Company will record a realized gain (loss) when a swap contract is terminated and when periodic payments are received or made at the end of each measurement period. In addition to realized gains (losses) and the change in unrealized gains (losses), periodic interest expense and/or income will be also reflected in net realized gain (loss) on swap contracts on the Statement of Operations.

The fair value of open swaps, reflected on the Statement of Financial Condition as unrealized gain (loss) on swap contracts, may differ from that which would be realized in the event the Company terminated its position in the contract. Risks may arise as a result of the failure of the counterparty to the swap contact to comply with the terms of the swap contract. The loss incurred by the failure of a counterparty is generally limited to the aggregate fair value of swap contracts in an unrealized gain position as well as any collateral posted with the counterparty. The risk is mitigated by having a master netting arrangement between the Company and the counterparty and by the posting of collateral by the counterparty to the Company to cover the Company's exposure to the counterparty. The Company considers the creditworthiness of each counterparty to a swap contract in evaluating potential credit risk. Additionally, risks may arise from unanticipated movements in the fair value of the underlying investments.

Swap contracts are “reset” monthly, which involves subsequent payments made or received by the Company, to reflect appreciation or depreciation in the swap contract. Futures may reduce the fund's exposure to counterparty risk since futures contracts are exchange traded. The exchange's clearinghouse acts as the counterparty to all exchange traded futures, and guarantees the futures against default.

6. Due to/from Broker
The Company clears its proprietary and market making trades through multiple clearing brokers.

All of the Company’s assets and liabilities held at each Clearing Broker are subject to a master netting arrangement. The master netting arrangement allows each Clearing Broker to transfer amounts between different accounts at that Clearing Broker to satisfy margin requirements.

Cash and securities are maintained on deposit with the Clearing Broker, which represents the minimum balance required to be maintained in order to utilize its services. These balances are presented net (assets less liabilities) across balances with the Clearing Broker. As part of the Company’s relationship with one of its Clearing Brokers, the Company invested $50,000 in preferred shares of the Clearing Broker, pursuant to a Joint Back Office Agreement. The preferred shares are subject to redemption restrictions.

Notes to Financial Statement
For the Year Ended December 31, 2022

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. At December 31, 2022, the Company had net capital of $50,120,734 which was $49,798,214 in excess of its required net capital of $322,520. The Company's aggregate indebtedness to net capital ratio was 5.15%.

8. Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2023 and February 28, 2023, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.